Exhibit 99.1

January 27, 2021

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roan Holdings Group Co., Ltd.
File No. 0001611852

Dear Sir or Madam:

We have read Form 6-K dated January 27, 2021 of Roan Holdings Group Co., Ltd. (“Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

Respectfully submitted,

/s/ Friedman LLP

New York, New York